

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Forest City Enterprises, Inc.
Exact name of Registrant
as specified in charter

38067
Registrant CIK number

Form 11-K for Forest City 401(k)
Employee Savings Plan & Trust
(for fiscal year ended December 31, 2009)
Electronic report, schedule or registration
statement of which the documents are
a part (give period of report)

1-4372
SEC file number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:
The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, June 24, 2010.

Forest City Enterprises, Inc.
(Registrant)

By: ______________________
Robert G. O'Brien
Executive Vice President and
Chief Financial Officer

Filings Made by Person Other Than the Registrant:
After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20___, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to _________

Commission file number 1-4372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FOREST CITY ENTERPRISES, INC.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

Exhibit Index is located on sequential page 18.

Total number of sequential pages = 19

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2009 AND 2008 AND
FOR THE YEAR ENDED DECEMBER 31, 2009

Forest City 401(k) Employee Savings Plan & Trust
Table of Contents

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Forest City 401(k) Employee Savings Plan & Trust

We have audited the accompanying statements of net assets available for benefits of Forest City 401(k) Employee Savings Plan & Trust (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cleveland, Ohio
June 24, 2010

Forest City 401(k) Employee Savings Plan & Trust
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets		
Investments, at fair value	$ 85,990,178	$ 59,172,523
Cash	-	9,223
Receivables:		
Employer contributions	2,881,612	2,943,532
Participant contributions	171,195	365,669
Total receivables	3,052,807	3,309,201
Net assets reflecting all investments at fair value	89,042,985	62,490,947
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(283,586)	72,006
Net assets available for benefits	$ 88,759,399	$ 62,562,953

The accompanying notes are an integral part of these financial statements

Forest City 401(k) Employee Savings Plan & Trust
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

Contributions:		
Participant	$	7,353,741
Rollovers		206,622
Employer		2,881,612
Total contributions		10,441,975
Investment income:		
Net appreciation in fair value of investments		18,803,348
Dividends		1,326,180
Interest		101,301
Net investment income		20,230,829
Benefits paid to participants		(4,466,539)
Loan origination fees		(9,819)
Net increase		26,196,446
Net assets available for benefits:		
Beginning of year		62,562,953
End of year	$	88,759,399

The accompanying notes are an integral part of these financial statements

1. Description of the Plan

The following description of the Forest City 401(k) Employee Savings Plan & Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

A. *General.* The Plan is a defined contribution plan covering all employees of Forest City Enterprises, Inc. (the "Company"), except contract security and employees covered by collective bargaining agreements that do not permit participation in the Plan. Employees of RMS Investment Corporation and RMS Management Company (collectively "RMS"), both of which are affiliates of the Company, are also covered by the provisions of the Plan. During 2009, RMS contributed $65,654 and RMS participants contributed $147,376. The Company and RMS are herein collectively referred to as the Employers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. *Eligibility.* Employees who have completed six months of service and have attained age 21 are eligible.

C. *Participant Accounts.* Each participant's account is credited with the participant's contribution (deferred compensation), the Employers' matching contribution, and allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D. *Contributions.* Each year, participants may contribute up to 50 percent of pretax annual compensation, subject to statutory limitations imposed by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 29 investment options. Each year the Employers contribute to the Plan a discretionary matching contribution equal to a percentage of each participant's contribution, subject to a maximum per participant. The Employers' matching contribution for 2009 was the greater of the following: 200% of the first $500 and 100% of the next $500 of each participant's deferred compensation, up to an annual maximum of $1,500; or 50% of deferred compensation on the first 6% of employee wage contributions, up to an annual maximum of $3,500. Participants are eligible to receive an Employers' matching contribution by being actively employed on the last day of the Plan year for which the contribution applies.

E. *Vesting.* Participants are immediately vested in all contributions made plus actual earnings thereon.

F. *Payment of Benefits.* Lump-sum payments are made for normal retirement, death, total and permanent disability, termination, financial hardship, or upon reaching age 59 1/2.

1. Description of the Plan - Continued

G. *Loans to Participants.* Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at 1% above prime (ranging from 4.25% to 9.25% at December 31, 2009 and from 5% to 9.25% at December 31, 2008), which is fixed at the inception of the loan. Loan balances are amortized on a level basis over a period not to exceed five years, except for a loan used to acquire a participant's principal residence, which may be amortized over a period longer than five years. Principal and interest paid by the participant is credited to the participant's account.

2. Summary of Significant Accounting Policies

Basis of Accounting. The accompanying financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan follows accounting guidance with respect to fully benefit-responsive investment contracts held in the T. Rowe Price Stable Value Fund. Under the relevant accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets of an investment company attributable to fully benefit-responsive investment contracts because that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by accounting guidance, the Statement of Net Assets Available for Benefits presents investment contracts at fair value and an adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The accounting guidance has no effect on net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses and unrealized appreciation and depreciation on those investments.

2. Summary of Significant Accounting Policies - Continued

Other. Administrative expenses of the Plan are paid by the Employers. Loan origination fees are the responsibility of the participants, and are withdrawn from their investment accounts by the Trustee.

Payment of Benefits. Benefits are recorded when paid.

Risks and Uncertainties. The Plan provides for various investment options in any combination of Company stock, collective trust funds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

New Accounting Standards Adopted. In June 2009, the Financial Accounting Standards Board (FASB) issued ASU No. 2009-01, "Topic 105-Generally Accepted Accounting Principles and ASU No. 2009-02, Omnibus Update, Amendments to Various Topics for Technical Corrections" (collectively the "Codification"). The Codification establishes the sole source of authoritative accounting principles generally accepted in the United States of America (GAAP) recognized by the FASB for nongovernmental entities. Rules and interpretive releases issued by the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. Upon issuance, all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the Accounting Standards Codification (ASC) and also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective. The Codification became effective for the Plan's December 31, 2009 financial statements, and the disclosures contained herein are in compliance with the requirements of the Codification.

In February 2010, the FASB issued ASU No. 2010-09, "Amendments to Certain Recognition and Disclosure Requirements" (ASU 2010-09), which addresses certain implementation issues related to an entity's requirement to perform and disclose subsequent events procedures. The ASU (1) exempts entities that file their financial statements with, or furnish them to, the SEC from disclosing the date through which subsequent events procedures have been performed and (2) clarifies the circumstances in which an entity's financial statements would be considered restated and in which the entity would therefore be required to update its subsequent events evaluation since the originally issued or available to be issued financial statements. ASU 2010-09 became effective immediately upon issuance, and the Plan has adopted its disclosure requirements within this Form 11-K for the year ended December 31, 2009.

2. Summary of Significant Accounting Policies - Continued

In September 2009, the FASB issued ASU No. 2009-12, "Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2009-12). This update provides guidance on estimating the fair value of a company's investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment's net asset value as a practical expedient to determine fair value. This guidance also requires additional disclosure of the attributes of these investments such as: (1) the nature of any restrictions on the reporting entity's ability to redeem its investment; (2) unfunded commitments; and (3) investment strategies of the investees. The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009 (See Note 3, "Fair Value Measurements"). The adoption of this ASU had no impact on the statement of net assets available for benefits and statements of changes in net assets available for benefits.

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly", which is codified in ASC 820, Fair Value Measurements and Disclosures. This guidance provides additional requirements for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, and also provides additional information on circumstances that may indicate that a transaction is not orderly. The guidance also expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The Plan adopted this guidance on a prospective basis for the year ended December 31, 2009. The adoption of this guidance is reflected, where applicable, within this Form 11-K for the year ended December 31, 2009.

New Accounting Standards to Be Adopted. In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures About Fair Value Measurements" (ASU 2010-06), to add new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning on or after December 15, 2010. The Company does not expect the adoption of this guidance will have a material impact on the Plan's financial statements and disclosures.

3. Fair Value Measurements

As of January 1, 2008, the Plan adopted the provisions of accounting guidance which establishes a single authoritative definition of fair value, a framework for measuring fair value, and requires additional disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy in accordance with accounting guidance are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for the identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

The valuation of investments has been provided by T. Rowe Price, the Trustee, and represents fair value. Mutual funds are valued at published market prices which represent the net asset value of shares held by the Plan at year end. Investments in collective trust funds are generally valued at their net asset value. Investment contracts held by the T. Rowe Price Stable Value Fund that are fully benefit-responsive investment contracts, e.g., guaranteed investment contracts (GICs), synthetic investment contracts (SICs) and wrap contracts, are valued at fair value in the Statement of Net Assets Available for Benefits and then adjusted to their contract value, as described further in Note 2. The fair value of GICs is generally determined by discounting the scheduled future

3. Fair Value Measurements - Continued

payments required under the contract; the fair value of the securities underlying SICs is generally reflected by market value at the close of business on the valuation date; and the fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost based on issuer quotes. Company stock fund is valued based on its year-end closing price. Participant loans are valued at their outstanding balances, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2009			
	Level 1	Level 2	Level 3	Total
Mutual funds				
Fixed income funds	$ 5,556,083	$ -	$ -	$ 5,556,083
Growth funds	18,242,765	-	-	18,242,765
Index funds	278,729	-	-	278,729
International funds	7,614,167	-	-	7,614,167
Target-date retirement funds	22,503,334	-	-	22,503,334
Value funds	5,592,830	-	-	5,592,830
Other	61,914	-	-	61,914
Total mutual funds	59,849,822	-	-	59,849,822
Collective trust funds				
Index fund	-	8,126,066	-	8,126,066
Stable value fund	-	-	9,443,526	9,443,526
Total collective trust funds	-	8,126,066	9,443,526	17,569,592
Common stock of Forest City Enterprises, Inc.	6,922,513	-	-	6,922,513
Loans to participants	-	-	1,648,251	1,648,251
Total assets at fair value	$ 66,772,335	$ 8,126,066	$ 11,091,777	$ 85,990,178

3. Fair Value Measurements – Continued

	2008			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 40,795,136	$ -	$ -	$ 40,795,136
Collective trust funds	-	6,417,284	7,681,443	14,098,727
Common stock	2,688,084	-	-	2,688,084
Loans to participants	-	-	1,590,576	1,590,576
Total assets at fair value	$ 43,483,220	$ 6,417,284	$ 9,272,019	$ 59,172,523

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009.

	Collective Trust Funds	Loans to Participants
Balance, beginning of year	$7,681,443	$1,590,576
Change in unrealized gains	355,592	-
Purchases, sales, issuances and settlements (net)	1,406,491	57,675
Balance, end of year	$9,443,526	$1,648,251

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31, 2009.

Investment Type	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity Index Trust	$8,126,066	$ -	Daily	Daily
Stable Value Fund	$9,443,526	$ -	Daily	Daily

The objective of the Equity Index Trust is to match the performance of the Standard & Poor's 500 Stock Index. To achieve this objective, the Trust invests substantially all of its assets in all of the stocks in the S&P 500 Index while attempting to maintain holdings of each stock in proportion to its weight in the index.

The objective of the Stable Value Fund is to provide maximum current income while maintaining stability of principal. To achieve this objective, the Fund will invest primarily in investment contracts that are designed to provide stability and a competitive yield, such as, Guaranteed Investment Contracts and Synthetic Investment Contracts.

4. Investments

The following table presents investments that represent five percent or more of the Plan's net assets at December 31, 2009 and 2008. The amounts shown with an asterisk (*) were less than five percent and are shown for comparative purposes.

	December 31,	
	2009	2008
American Funds Europacific Growth Fund	$ 7,614,167	$ 5,459,911
Forest City Enterprises, Inc. Common Stock, Class A	$ 6,471,407	$ 2,415,294 *
PIMCO Total Return Fund, Administrative Shares	$ 4,981,788	$ 3,802,704
T. Rowe Price Blue Chip Growth Fund	$ 10,167,942	$ 7,195,125
T. Rowe Price Equity Index Trust	$ 8,126,066	$ 6,417,284
T. Rowe Price Stable Value Fund	$ 9,443,526	$ 7,681,443

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $18,803,348 as follows:

Mutual funds	$ 14,001,498
Collective trust funds	1,703,420
Common stock - Forest City Enterprises, Inc.	3,098,430
	$ 18,803,348

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 88,759,399	$ 62,562,953
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	283,586	(72,006)
Net assets available for benefits per the Form 5500	$ 89,042,985	$ 62,490,947

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2009 to Form 5500:

Net increase in net assets available for benefits per the financial statements	$ 26,196,446
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	283,586
Recognition of adjustment from fair value to contract value for fully benefit-responsive investment contracts from prior year	72,006
Net income per Form 5500	$ 26,552,038

6. Related Party Transactions

The Plan invests in common stock of the Company, as well as shares of mutual funds and collective trust funds managed by the Trustee, which qualify these transactions as party-in-interest transactions. The Plan held an investment in Forest City Enterprises, Inc. Class A common stock of $6,471,407 (549,355 shares) and $2,415,294 (360,492 shares) at December 31, 2009 and 2008, respectively, and the Plan held an investment in Forest City Enterprises, Inc. Class B common stock of $451,106 (34,154 shares) and $272,790 (35,378 shares) at December 31, 2009 and 2008, respectively.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions and all unallocated amounts would be allocated to the participants in accordance with the provisions of the Plan.

8. Tax Status

The Internal Revenue Service issued an opinion letter dated March 31, 2008, stating that the form of the prototype plan used by the Plan is acceptable under Section 401 of the Internal Revenue Code ("IRC"). Although the Plan has been amended since the opinion letter was issued, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan is exempt from federal income taxes.

Forest City 401(k) Employee Savings Plan & Trust
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

	Description	Number of Units	Cost	Current Value
	Mutual funds:			
	Alger Small Cap Growth Fund	11,036	**	$ 244,550
	American Funds EuroPacific Growth Fund	198,596	**	7,614,167
	Boston Company Small-Cap Value Fund	68,851	**	1,333,640
	Columbia Acorn Fund, Z	76,601	**	1,890,510
	Fidelity Contra Fund	48,425	**	2,822,231
	Janus Adv Perkins Midcap Val Fund	44,127	**	873,270
	PIMCO Low Duration Fund II	57,602	**	574,295
	PIMCO Total Return Fund, Administrative Shares	461,277	**	4,981,788
	Tradelink Investments Fund	61,914	**	61,914
*	T. Rowe Price Blue Chip Growth Fund	310,282	**	10,167,942
*	T. Rowe Price Equity Income Fund	161,311	**	3,385,920
*	T. Rowe Price Mid-Cap Growth Fund	65,646	**	3,117,532
*	T. Rowe Price Retirement 2005 Fund	22,823	**	238,270
*	T. Rowe Price Retirement 2010 Fund	290,087	**	4,046,720
*	T. Rowe Price Retirement 2015 Fund	235,244	**	2,510,051
*	T. Rowe Price Retirement 2020 Fund	266,142	**	3,885,668
*	T. Rowe Price Retirement 2025 Fund	215,860	**	2,290,276
*	T. Rowe Price Retirement 2030 Fund	264,632	**	4,001,235
*	T. Rowe Price Retirement 2035 Fund	146,486	**	1,560,072
*	T. Rowe Price Retirement 2040 Fund	147,484	**	2,234,386
*	T. Rowe Price Retirement 2045 Fund	111,820	**	1,129,380
*	T. Rowe Price Retirement 2050 Fund	31,122	**	263,911
*	T. Rowe Price Retirement 2055 Fund	867	**	7,262
*	T. Rowe Price Retirement Income Fund	27,527	**	336,103
	Vanguard Mid-Cap Index Fund	17,037	**	278,729
				59,849,822
	Collective trust funds:			
*	T. Rowe Price Equity Index Trust	233,844	**	8,126,066
*	T. Rowe Price Stable Value Fund	9,159,940	**	9,443,526
				17,569,592
*	Common stock of Forest City Enterprises, Inc.:			
*	Class A	549,355	**	6,471,407
*	Class B	34,154	**	451,106
				6,922,513
*	Loans to participants, interest rates ranging 4.25% - 9.25%		$0	1,648,251
				$ 85,990,178

* Denotes party-in-interest.

** Participant-directed investment, cost information is omitted.

16.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Forest City Enterprises, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST
(Name of Plan)



June 24, 2010
(Date)

Robert G. O'Brien,
Executive Vice President and
Chief Financial Officer
Forest City Enterprises, Inc.

Exhibit Index

Exhibit Number	Description of Document
23-1	Consent of Grant Thornton LLP regarding Form S-8 (Registration No. 33-65058).

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 24, 2010, with respect to the financial statements and supplemental schedule included in the Annual Report of Forest City 401(k) Employee Savings Plan & Trust on Form 11-K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statement of Forest City Enterprises, Inc. on Form S-8 (File No. 33-65058) filed with the Securities and Exchange Commission on June 25, 1993.

/s/ Grant Thornton LLP

Cleveland, Ohio
June 24, 2010